Exhibit 99.2
Navios Maritime Partners L.P.
Reports Financial Results for the Fourth Quarter and the Year Ended
December 31, 2009
•	1.2% increase in distributions to $0.41 per unit for the Q4 2009

•	35.1% increase in quarterly Operating Surplus to $12.7 million

•	25.4% increase in quarterly EBITDA to $17.8 million

•	25% increase in quarterly net income to $11.0 million
PIRAEUS, GREECE, January 27, 2010 — Navios Maritime Partners L.P. (“Navios Partners”) (NYSE: “NMM”), an owner and operator of dry cargo vessels, reported its financial results for the fourth quarter and the year ended December 31, 2009.
Ms. Angeliki Frangou, Chairman and Chief Executive Officer of Navios Partners, stated: “I am proud of our accomplishments during 2009, which was an uncertain and difficult period. Despite the volatility, we engaged in a number of transactions that created stability at Navios Partners by raising additional equity on an accretive basis to our unit holders, acquiring new vessels, reducing leverage ratios and creating financial flexibility. We also raised distributions during a period where others were suspending or reducing such payments.”
Ms. Frangou continued “We believe that we are positioned to take advantage of opportunities in 2010 as we seek to continue growing Navios Partners.”
RECENT DEVELOPMENTS
Increase in Cash Distributions
The Board of Directors of Navios Partners declared an increase to cash distributions for the fourth quarter of 2009 to $0.41 per unit. This represents an increase of 1.2% from $0.405 per unit in the third quarter of 2009. The distribution is payable on February 11, 2010 to holders of record on February 8, 2010.
Acquisition of Vessels
On January 8, 2010, Navios Partners purchased the vessel Navios Hyperion, a 75,707 dwt Panamax vessel built in 2004, for a price of $63.0 million. Navios Hyperion has been chartered out at a net rate of $32,300 per day until February 2010 and a net rate of $37,953 per day until April 2014, at which point the charter will expire. The annual EBITDA is expected to be approximately $11.9 million.
In December 2009, Navios Partners exercised its option to purchase the Navios Sagittarius for a price of $25.0 million. The vessel, which was chartered in since June 10, 2009, was delivered to Navios Partners on January 12, 2010.
Following the acquisition of Navios Hyperion and Navios Sagittarius, Navios Partners’ operational fleet has 12 drybulk vessels, consisting of one Capesize, ten Panamax vessels and one Ultra-Handymax vessel. The fleet has a total capacity of approximately 1.0 million dwt and an average age of approximately 7.0 years.

Credit Facility Amendment
On January 11, 2010, Navios Partners amended its existing credit facility and borrowed an additional $24.0 million to refinance the acquisitions of Navios Apollon and Navios Hyperion and to finance the exercise of the option to acquire Navios Sagittarius. The amended credit facility agreement provided for (a) the prepayment of $12.5 million that took place on January 11, 2010 and (b) a reduced interest rate margin ranging from 1.00% to 1.45% depending on the applicable loan to value ratio. We anticipate that the new interest rate margin would result in interest expense savings for 2010 of approximately $2.1 million.
After the amendment to the Credit Facility, the loan balance is as follows:

Balance: December 31, 2009	$195.0
Prepayment — $12.5 million	(12.5)
Additional borrowing	24.0

Balance: January 27, 2010	$206.5

No further principal payments are required until the first quarter of 2012.
Completion of Offering of 4,000,000 Common Units
On November 24, 2009, Navios Partners completed a public offering of 4,000,000 common units at $14.90 per unit and raised gross proceeds of $59.6 million. The net proceeds of the offering, including discount and excluding offering costs of $0.2 million, were $56.8 million. Navios Partners also issued 81,633 additional general partnership units to its general partner in exchange for $1.2 million of net proceeds (the “November Offering”).
Shipmanagement Agreement
Navios Partners fixed the rate for ship management services of its owned fleet until November 2011 under the existing agreement with Navios Shipmanagement Inc., a subsidiary of Navios Maritime Holdings, Inc. (“Navios Holdings”) (NYSE: “NM”). The management fees are (a) $4,500 daily rate per Ultra-Handymax vessel, (b) $4,400 daily rate per Panamax vessel and (c) $5,500 daily rate per Capesize vessel.
Long Term and Insured Cash Flow
Navios Partners has entered into long-term time charters-out for all 12 vessels with a remaining average term of 3.9 years, providing a stable base of revenue and distributable cash flow. Navios Partners has currently contracted out 100% for 2010, 83.3% for 2011 and 78% for 2012 generating revenues of approximately $118.4 million, $103.7 million and $98.7 million, respectively. The average contractual daily charter-out rate for the fleet is $27,051, $28,422 and $28,792 for 2010, 2011 and 2012, respectively. The average daily charter-in rate for the active long-term charter-in vessels for 2010 and 2011 is $13,456 and $13,513, respectively.
Navios Partners’ charter-out contracts have been insured by an AA+ rated European Union governmental agency.
FINANCIAL HIGHLIGHTS
For the following results and the selected financial data presented herein, Navios Partners has compiled consolidated statement of operations for the three month periods and the years ended December 31, 2009 and December 31, 2008. The quarterly 2009 and 2008 information was derived from the unaudited condensed consolidated financial statements for the respective periods. EBITDA and Operating Surplus are non-US GAAP financial measures and should not be used in isolation or substitution for Navios Partners’ results.

	Three Month	Three Month	Year ended
	Period ended	Period ended	December 31,	Year ended
	December 31, 2009	December 31, 2008	2009	December 31,
($‘000)	(unaudited)	(unaudited)	(unaudited)	2008
Revenues	$25,615	$21,551	$92,643	$75,082
EBITDA (1)	$17,792	$14,213	$64,483	$50,116
Net income	$10,982	$8,809	$34,322	$28,758
Earnings per Common unit (basic and diluted)	0.39	0.41	1.47	1.56
Operating Surplus	$12,655	$9,420	$47,761	$32,099
Maintenance and Replacement Capital Expenditures	$2,096	$2,742	$7,968	$9,894

(1)	EBITDA for the year ended December 31, 2009 represents net income before interest, depreciation and amortization and before non-cash consideration for the release of the obligation to acquire the Navios Bonavis.
Three month period ended December 31, 2009
Time charter and voyage revenues for the three month period ended December 31, 2009 increased by $4.0 million, or 18.5%, to $25.6 million as compared to $21.6 million for the same period in 2008. The increase was mainly attributable to the acquisition of the rights to the Navios Sagittarius on June 10, 2009 and the acquisition of Navios Apollon on October 29, 2009.
EBITDA increased by $3.6 million or 25.4% to $17.8 million for the three month period ended December 31, 2009 as compared to $14.2 million for the same period of 2008. This $3.6 million increase in EBITDA was primarily due to: (a) a $4.0 million increase in revenue following the delivery of Navios Sagittarius in Navios Partners’ chartered-in fleet in June 2009 and the acquisition of Navios Apollon in October 2009; (b) a $0.7 million decrease in general and administrative expenses; and (c) a $0.3 decrease in net other expenses. The above favorable variance of $5.0 million was partly offset by a $1.0 million increase in time charter and voyage expenses due to the delivery of Navios Sagittarius in Navios Partners’ chartered-in fleet in June 2009 and a $0.4 million increase in management fees due to the acquisition of Navios Apollon.
The reserve for estimated maintenance and replacement capital expenditures for the three month periods ended December 31, 2009 and 2008 was $2.1 million and $2.7 million, respectively. Expansion capital expenditures for the three month periods ended December 31, 2009 and 2008 was $34.5 million and $0, respectively.
Navios Partners generated an Operating Surplus for the three month period ended December 31, 2009 of $12.7 million in comparison to $9.4 million for the three month period ended December 31, 2008. Operating Surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of Navios Partners and other master limited partnerships (please see Reconciliation of Non-GAAP Financial Measures on Exhibit 3).
Net income for the three months ended December 31, 2009 amounted to $11.0 million compared to $8.8 million for the three months ended December 31, 2008. The increase in net income by $2.2 million was due to: (a) a $3.6 million increase in EBITDA; (b) a $0.1 million decrease in interest expense and (c) a $0.1 million decrease in direct vessel expenses. This increase of $3.8 million was partly offset by a $1.6 million increase in depreciation and amortization expense due to the acquisition of the rights to the Navios Sagittarius and the acquisition of Navios Apollon.
Year ended December 31, 2009
Time charter and voyage revenues for the year ended December 31, 2009 increased by $17.5 million or 23.3% to $92.6 million as compared to $75.1 million for the same period in 2008. The increase was mainly attributable to the delivery of the Navios Aldebaran on March 17, 2008, the acquisition of the Navios Hope on July 1, 2008, both of which were fully operating during the year ended December 31, 2009, the acquisition of the rights to the

Navios Sagittarius on June 10, 2009 and the acquisition of Navios Apollon on October 29, 2009.
EBITDA increased by $14.4 million or 28.7% to $64.5 million for the year ended December 31, 2009 as compared to $50.1 million for the same period of 2008. This $14.4 million increase in EBITDA was primarily due to: (a) a $17.5 million increase in revenue as a result of the increased number of operating days from 2,991 for the year ended December 31, 2008 to 3,552 for the year ended December 31, 2009; (b) a $0.6 million decrease in general and administrative expenses; and (c) a $0.3 million decrease in net other expenses which was partially offset by a $2.3 million increase in time charter and voyage expenses as a result of the increased number of vessels in Navios Partners’ chartered-in fleet and a $1.7 million increase in management fees, due to the increase in the number of vessels.
The reserve for estimated maintenance and replacement capital expenditures for the years ended December 31, 2009 and 2008 was $8.0 million and $9.9 million, respectively. Expansion capital expenditures for the years ended December 31, 2009 and 2008 was $69.1 million and $69.2 million, respectively.
Navios Partners generated an Operating Surplus for the year ended December 31, 2009 of $47.8 million in comparison to $32.1 million for the year ended December 31, 2008. Operating Surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of Navios Partners and other master limited partnerships (please see Reconciliation of Non-GAAP Financial Measures on Exhibit 3).
Net income for the year ended December 31, 2009 amounted to $34.3 million compared to $28.8 million for the year ended December 31, 2008. The increase in net income by $5.5 million was due to: (a) a $14.4 million increase in EBITDA; and (b) a $1.2 million decrease in interest expense. This increase of $15.6 million was partially offset by: (a) a $4.0 million increase in depreciation and amortization expense due to the acquisition of the Navios Hope on July 1, 2008, which was fully operating during the year ended December 31, 2009, the acquisition of the rights to the Navios Sagittarius and the acquisition of Navios Apollon; and (b) a $6.1 million non-cash compensation expense.
Fleet Employment Profile
The following table reflects certain key indicators indicative of the performance of Navios Partners and its core fleet performance for the three month periods ended December 31, 2009 and 2008 and the years ended December 31, 2009 and 2008.

	Three Month	Three Month Period	Year ended	Year ended
	Period ended	ended December 31,	December 31,	December 31,
	December 31, 2009	2008	2009	2008
Available Days (1)	983	828	3,553	3,019
Operating Days (2)	983	817	3,552	2,991
Fleet Utilization (3)	100%	98.7%	100%	99.1%
Time Charter Equivalent (per day)	$26,046	$26,027	$26,071	$24,873
Vessels operating at period end	11	9	11	9

(1)	Available days for the fleet represent total calendar days the vessels were in our possession for the relevant period after subtracting off-hire days associated with major repairs, drydockings or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which a vessel is capable of generating revenues.

(2)	Operating days is the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)	Fleet utilization is the percentage of time that our vessels were available for revenue generating available days, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure efficiency in finding employment for vessels.
Conference Call details:
Navios Partners’ management will host a conference call to discuss the results on Wednesday, January 27, 2010, at 8:30 am EST.
Participants should dial into the call 10 minutes before the scheduled time using the following numbers:
US Toll Free Dial In: +1866 819 7111
UK Toll Free Dial In: +0800 953 0329
International Dial In: +44 (0) 1452 542 301
Please quote “NAVIOS MLP”.
A telephonic replay of the conference call will be available until February 3, 2010 by dialing the following numbers:
US Toll Free Dial In: +1866 247 4222
UK Toll Free Dial In: +0800 953 1533
International Dial In: +44 1452 550 000
Access Code: 33433537#
Slides and audio webcast:
There will also be a live webcast of the conference call, through the NAVIOS MARITIME PARTNERS L.P. website (www.navios-mlp.com) under “Investors”. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
A supplemental slide presentation will be available on the Navios Maritime Partners L.P. website at www.navios-mlp.com under the “Investors” section at 7:45 am EST on the day of the call.
About Navios Maritime Partners L.P.
Navios Maritime Partners L.P. (NYSE: NMM), a publicly traded master limited partnership formed by Navios Maritime Holdings Inc (NYSE: NM) is an owner and operator of dry cargo vessels. For more information, please visit our website at www.navios-mlp.com
Forward Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Partners’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. Although the Navios Partners believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Partners. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Partners’ filings with the Securities and Exchange Commission. Navios Partners expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
Contacts
Public & Investor Relations Contact:
Navios Maritime Partners L.P.
Investor Relations
Nicolas Bornozis
Capital Link, Inc.
Tel. (212) 661-7566
E-mail:naviospartners@capitallink.com

EXHIBIT 1
NAVIOS MARITIME PARTNERS L.P.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. Dollars except unit data)

	December 31,	December 31,
	2009	2008
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$77,878	$28,374
Restricted cash	13,322	—
Accounts receivable, net	602	313
Prepaid expenses and other current assets	777	371

Total current assets	92,579	29,058

Vessels, net	299,695	291,340
Deferred financing costs, net	1,431	1,915
Deferred dry dock and special survey costs, net	179	594
Intangible assets other than goodwill	40,372	—
Deposits for vessels acquisitions	2,500	—

Total non-current assets	344,177	293,849

Total assets	$436,756	$322,907

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable	$518	$594
Accrued expenses	1,844	1,662
Deferred voyage revenue	9,025	2,606
Amounts due to related parties	1,964	1,539
Current portion of long-term debt	—	40,000

Total current liabilities	13,351	46,401

Long-term debt	195,000	195,000
Unfavorable lease terms	2,662	4,659
Deferred voyage revenue	17,753	—

Total non-current liabilities	215,415	199,659

Total liabilities	228,766	246,060

Commitments and contingencies	—	—
Partners’ Capital:

Common Unitholders (24,291,815 and 13,631,415 units issued and outstanding at December 31, 2009 and December 31, 2008 respectively)	369,747	243,639

Subordinated Unitholders (7,621,843 units issued and outstanding at December 31, 2009 and December 31, 2008, respectively)	(164,004)	(160,092)

General Partner (671,708 and 433,740 units issued and outstanding at December 31, 2009 and December 31, 2008, respectively)	(3,835)	(6,700)

Subordinated Series A Unitholders (1,000,000 and 0 units issued and outstanding at December 31, 2009 and December 31, 2008, respectively)	6,082	—

Total partners’ capital	207,990	76,847

Total liabilities and partners’ capital	$436,756	$322,907

NAVIOS MARITIME PARTNERS L.P.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

	Three Month	Three Month
	Period ended	Period ended	Year ended
	December 31,	December 31,	December 31,	Year ended
	2009	2008	2009	December 31,
	(unaudited)	(unaudited)	(unaudited)	2008
Time charter and voyage revenues	$25,615	$21,551	$92,643	$75,082
Time charter and voyage expenses	(3,837)	(2,797)	(13,925)	(11,598)
Direct vessel expenses	(50)	(145)	(415)	(578)
Management fees	(3,087)	(2,668)	(11,004)	(9,275)
General and administrative expenses	(867)	(1,578)	(3,208)	(3,798)
Depreciation and amortization	(4,904)	(3,277)	(15,877)	(11,865)
Interest expense and finance cost, net	(2,003)	(2,117)	(8,048)	(9,216)
Interest income	147	135	261	301
Compensation expense	—	—	(6,082)	—
Other income	2	—	94	23
Other expense	(34)	(295)	(117)	(318)

Net income	$10,982	$8,809	$34,322	$28,758

Earnings per unit:

	Three Month	Three Month
	Period ended	Period ended	Year ended
	December 31,	December 31,	December 31,	Year ended
	2009	2008	2009	December 31,
	(unaudited)	(unaudited)	(unaudited)	2008
Net income	$10,982	$8,809	$34,322	$28,758

Earnings attributable to:
Common unit holders	8,502	5,530	25,277	18,873
Subordinated unit holders	2,260	3,092	8,321	9,270
General partner unit holders	220	187	724	615
Subordinated Series A unit holders	—	—	—	—

Weighted average units outstanding (basic and diluted)
Common unit holders	21,889,145	13,631,415	17,174,185	12,074,263
Subordinated unit holders	7,621,843	7,621,843	7,621,843	7,621,843
General partner unit holders	622,674	433,740	516,441	401,962
Subordinated Series A unit holders	1,000,000	—	1,000,000	—

Earnings per unit:
Common unit (basic and diluted)	$0.39	$0.41	$1.47	$1.56
Subordinated unit (basic and diluted)	$0.30	$0.41	$1.09	$1.22
General partner unit (basic and diluted)	$0.35	$0.43	$1.40	$1.53
Subordinated Series A unit (basic and diluted)	$—	$—	$—	$—

NAVIOS MARITIME PARTNERS L.P.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. Dollars)

	Year Ended	Year Ended
	December 31, 2009	December 31, 2008
	(unaudited)
OPERATING ACTIVITIES
Net income	$34,322	$28,758

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	15,877	11,865
Amortization and write-off of deferred financing cost	683	221
Amortization of deferred dry dock costs	415	578
Provision for bad debts	49	—
Compensation expense	6,082	—

Changes in operating assets and liabilities:
(Increase)/decrease in restricted cash	(822)	797
(Increase)/decrease in accounts receivable	(338)	68
(Increase) in prepaid expenses and other current assets	(406)	(332)
(Decrease)/ increase in accounts payable	(76)	24
Increase in accrued expenses	182	231
Increase in deferred voyage revenue	24,172	2,453
Increase/(decrease) in amounts due to related parties	425	(2,919)

Net cash provided by operating activities	80,565	41,744

INVESTING ACTIVITIES:
Acquisition of vessels	(23,683)	(69,505)
Acquisition of intangibles other than goodwill	(42,917)	—
Deposit for vessel acquisitions	(2,500)	—

Net cash used in investing activities	(69,100)	(69,505)

FINANCING ACTIVITIES:
Cash distribution paid	(39,016)	(24,552)
Proceeds from issuance of general partner units	2,948	918
Proceeds from issuance of common units, net of offering costs	126,807	—
Proceeds from long term debt	—	70,000
Increase in restricted cash	(12,500)	—
Repayment of long-term debt and payment of principal	(40,000)	—
Debt issuance costs	(200)	(326)

Net cash (used in)/provided by financing activities	38,039	46,040

Increase in cash and cash equivalents	49,504	18,279

Cash and cash equivalents, beginning of period	28,374	10,095

Cash and cash equivalents, end of period	$77,878	$28,374

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest	$7,590	$9,022
Issuance of units in connection with the non-cash compensation expense related to the relief of the obligation on Navios Bonavis	$6,082	$—
Issuance of common units to Navios Holdings related to the acquisition of Navios Aurora I in July 2008	$—	$44,937
Unamortized portion of favorable lease terms and purchase option capitalized to fixed assets related to the acquisition of Navios Fantastiks	$—	$53,022

EXHIBIT 2

					Original Charter Out
				Original Charter	Rate/ New
				Expiration Date/ New	Charter Out
			Capacity	Charter Expiration	Rate per day
Owned Vessels	Type	Built	(DWT)	Date (1)	(2)
Navios Gemini S	Panamax	1994	68,636	February 2014	$24,225
Navios Libra II	Panamax	1995	70,136	December 2010	$23,513
Navios Felicity	Panamax	1997	73,867	June 2013	$26,169
Navios Galaxy I	Panamax	2001	74,195	February 2018	$21,937
Navios Alegria	Panamax	2004	76,466	December 2010	$23,750
Navios Fantastiks	Capesize	2005	180,265	March 2011	$32,279
				February 2014	$36,290
Navios Hope	Panamax	2005	75,397	May 2010	$10,643
				August 2013	$17,562
Navios Apollon	Ultra Handymax	2000	52,073	November 2012	$23,700
Navios Sagittarius	Panamax	2006	75,756	November 2018	$26,125
Navios Hyperion	Panamax	2006	75,707	February 2010	$32,300
				April 2014	$37,953

Long-term Chartered-in Vessels
Navios Prosperity (3)	Panamax	2007	82,535	July 2012	$24,000
Navios Aldebaran (4)	Panamax	2008	76,500	March 2013	$28,391

(1)	Represents the initial expiration date of the time charter and, if applicable, the new time charter expiration date for the vessels with new time charters.

(2)	Net time charter-out rate per day (net of commissions). Represents the charter-out rate during the time charter period prior to the time charter expiration date and, if applicable, the charter-out rate under the new time charter.

(3)	Navios Prosperity is chartered-in for seven years starting from June 19, 2008 and we will have options to extend for two one-year periods. We have the option to purchase the vessel after June 2012 at a purchase price that is initially 3.8 billion Japanese Yen declining pro rata by 145 million Japanese Yen per calendar year.

(4)	Navios Aldebaran was delivered on March 17, 2008. Navios Aldebaran is chartered-in for seven years and we have options to extend for two one-year periods. We have the option to purchase the vessel after March 2013 at a purchase price that is initially 3.6 billion Japanese Yen declining pro rata by 150 million Japanese Yen per calendar year.

EXHIBIT 3
Disclosure of Non-GAAP Financial Measures
1. EBITDA
     EBITDA represents net income plus interest and finance costs plus depreciation and amortization and income taxes, if any, unless otherwise stated. EBITDA is included because it is used by certain investors to measure a company’s financial performance. EBITDA is a “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.
     EBITDA is presented to provide additional information with respect to Navios Partners’ ability to satisfy its obligations including debt service, capital expenditures, working capital requirements and determination of cash distribution. While EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.
2. Operating Surplus
     Operating Surplus represents net income adjusted for depreciation and amortization expense, non-cash interest expense and estimated maintenance and replacement capital expenditures and expansion capital expenditures. Maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of or the revenue generated by Navios Partners’ capital assets. Expansion capital expenditures are those capital expenditures that increase the operating capacity of or the revenue generated by Navios Partners’ capital assets.
Operating Surplus is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of Navios Partners’ performance required by accounting principles generally accepted in the United States.
3. Available Cash
     Available Cash generally means, for each fiscal quarter, all cash on hand at the end of the quarter:
•	less the amount of cash reserves established by the board of directors to:
•	provide for the proper conduct of our business (including reserve for maintenance and replacement capital expenditures);

•	comply with applicable law, any of Navios Partners’ debt instruments, or other agreements; or

•	provide funds for distributions to the unitholders and to the general partner for any one or more of the next four quarters;
•	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under any revolving credit or similar agreement used solely for working capital purposes or to pay distributions to partners.
     Available Cash is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Available cash is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of Navios Partners’ performance required by accounting principles generally accepted in the United States.
4. Reconciliation of Non-GAAP Financial Measures

	(unaudited) Three Month Period ended December 31,	(unaudited) Three Month Period ended December 31,	(unaudited) Year ended December 31,	(unaudited) Year ended December 31,
	2009	2008	2009	2008
	($ ‘000)	($ ‘000)	($ ‘000)	($ ‘000)
Net Cash from Operating Activities	$10,966	$11,473	$80,565	$41,744
Net increase/(decrease) in operating assets	933	315	1,566	(533)
Net (increase)/ decrease in operating liabilities	4,579	503	(24,703)	211
Provision for bad debts	(49)		(49)
Net interest cost	1,856	1,982	7,787	8,915
Deferred finance charges	(493)	(60)	(683)	(221)

EBITDA(1)	17,792	14,213	64,483	50,116
Cash interest income	147	115	261	281
Cash interest paid	(1,570)	(2,166)	(7,590)	(9,022)
Expansion capital expenditures	(34,500)	—	(69,100)	(69,155)
Equity Issuance	62,080	—	129,755	—
Borrowings to fund expansion capital expenditures	—	—	—	69,773
Expansion capital expenditures reserve	(29,198)	—	(62,080)	—
Maintenance and replacement capital expenditures	(2,096)	(2,742)	(7,968)	(9,894)

Operating Surplus	12,655	9,420	47,761	32,099
Cash distribution paid relating to the first nine months of 2009 and 2008, respectively	—	—	(30,342)	(21,315)
Recommended reserves accumulated as of beginning of January 1	2,127	18	2,127	18
Reserves accumulated during the first nine months to be distributed in the fourth quarter	4,764	1,364	—	—
Recommended reserves held as of quarter end	(6,147)	(2,127)	(6,147)	(2,127)

Available cash for distribution	$13,399	$8,675	$13,399	$8,675

(1)	EBITDA for the year ended December 31, 2009 represents net income before interest, depreciation and amortization and before non-cash consideration for the release of the obligation to acquire the Navios Bonavis.